UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR FOURTH QUARTER 2013

Panama City, Republic of Panama, December 10, 2013 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.35 per share corresponding to the fourth quarter 2013.

At its meeting held on December 9, 2013, the Board of Directors ratified its commitment to continuing its established dividend approach that reflects the development and growth of the Bank’s core business. Consequently, the Board of Directors declared a quarterly dividend of $0.35 per share, corresponding to the fourth quarter 2013. This represents an increase of $0.05, or 17%, compared to the previous quarterly dividend.

The dividend will be payable on January 14, 2014, to the Bank’s stockholders as of the January 6, 2014 record date.

As of November 30, 2013, Bladex had 38,544,947.59 shares outstanding of all classes.

Bladex is a supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 11, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager